Intercure Ltd.

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

August 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty
Jeanne Baker
Jeanne Bennett

Re:	Intercure Ltd. (the “Company”)
Amendment No. 2 to Registration Statement on Form 20-F
File No. 001-40614
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:15 pm EDT on August 31, 2021, or as soon thereafter as is practicable.

The Company has been informed by The Nasdaq Stock Market LLC (the “NASDAQ”) that the NASDAQ will certify to the Commission that the Company has been approved by the NASDAQ for listing and registration.

Please contact Mark Selinger of McDermott Will & Emery at (212) 547-5438 or mselinger@mwe.com or Daniel Woodard of McDermott Will & Emery at (202) 756-8298 or dwoodard@mwe.com for any questions you may have. Please notify Mr. Selinger and Mr. Woodard when this request for acceleration has been granted.

Very truly yours,

Intercure Ltd.

By:	/s/ Alexander Rabinovich
Name:	Alexander Rabinovich
Title:	Chief Executive Officer